Exhibit 99.12

DEFINING EXCELLENCE
do what’s right respect others achieve excellence
PennWest
CODE OF BUSINESS CONDUCT AND ETHICS

OUR CHARACTER 3
OUR CULTURE 4
OUR VALUES AND COMMITMENTS
We Comply with Polices and Procedures 5
Our Workplace is Safe and We Minimize Our Impact on the Environment 5
We Avoid Conflicts of Interest 6
Gifts and Entertainment can create Conflicts of Interest 8
We Act Fairly and Treat Everyone with Respect 10
We Protect our Assets 12
We Seek Guidance and Report Unethical Behaviour 17
DECLARATION OF CONFLICT OF INTEREST FORM 18
REQUEST FOR APPROVAL OF GIFT AND/OR ENTERTAINMENT FORM 19
Approved by the Board of Directors effective as of July 29, 2015
2 PENN WEST DEFINING EXCELLENCE

our character
There are many things that I want for our company – but definitely on my list is that I want everyone to want to be our partner and everyone to hate to compete against us. But in every circumstance, it is most important that people in our industry and beyond can and do say – Penn West does it right.
At the core of the concept of right has to be a shared sense of the values of our culture and that starts with an unerring sense of doing business with ethics and integrity – our character. Now I have had the opportunity to work around the world and I can tell you that people everywhere aspire to a state of high ethics and character. A phrase that was repeated to me often at university was an abridged quote from Ghandi – “These things will destroy us – knowledge without character, science without humanity and business without ethics.”
Our business will be defined by our relationships; our relationships defined by our ethics and our ethical base defined personally.
We have a responsibility to act to defend our culture and our values. There can be no choice. Now I like to think that we have created a place where people feel they can speak out to their supervisors or other leaders in the organization but if not, there are other avenues our people can pursue to get things right – the whistle blower line is the best example. Whatever path to the truth is taken, there will be no retribution. You have my word on it.
All of us are trained on the policy when we come in and there is an annual requirement in which we refresh our knowledge of the Code and affirm that we “get it”. That’s required, but it makes good business sense as well and reminds us all of the standards we have committed ourselves to – standards that will help us become the admired Canadian oil and gas enterprise we aspire to be.
Thank you,
Dave Roberts President and Chief Executive Officer
“These things will destroy us – knowledge without character, science without humanity and business without ethics.”
Ghandi
PENN WEST DEFINING EXCELLENCE 3

our culture
How we achieve the result, is every bit as important as the result itself.
The Code of Business Conduct and Ethics (the “Code”) supports the culture of Penn West. Our commitment is to ensure that we act with integrity. We hold one another accountable to comply with our shared values.
Throughout the Code there are examples of actions or behaviours that are required or prohibited. In addition to complying with these rules, Penn West demands a high standard of professional conduct. This includes the exercise of good judgment. If actions cannot be characterized as ethical, such that they enhance the effectiveness and reputation of Penn West, then those actions contravene the Code regardless of the absence of a specific prohibition.
We understand that in order to be successful, we must do what is required by law and we must do what is right. The test for this is simple.
ask yourself two questions
Is there any reason you would not want a co-worker, an associate, a neighbour or a regulator to be fully aware of your conduct and motives?
Is anyone’s life, health or safety, or the environment endangered by the action?
If these questions cannot quickly be answered ‘No’, then you need to rethink your actions. If there is any doubt that your actions will comply with the Code, you are expected to seek guidance.
To work at or with Penn West you must commit to uphold this Code. We recognize that while it takes time to build a reputation of trust and integrity, a single thoughtless or unethical act can destroy what we have carefully built over years.
We will not tolerate violations of the Code to achieve results.
do what’s right
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our values & commitments
We Comply with Policies and Procedures
Policy and procedures exist to ensure the efficient and effective management of our operations. Compliance with those policies and procedures is a condition of working with Penn West.
When we are confronted by circumstances not covered by policy or procedure, we are accountable for exercising good judgment as to the appropriate course of action. Our leader, manager or other colleagues are trained to assist and provide guidance.
Representatives in leadership roles promote a working environment of trust where compliance questions and reporting is welcomed.
A Representative whose actions violate our shared values will be disciplined. The circumstances will dictate whether this will include termination of their employment, contract or consulting services.
Our Workplace is Safe and We Minimize our Impact on the Environment
As part of our commitment to one another, the communities in which we operate, and the environment:
• We understand and comply with the health, safety and environmental regulations that apply to the tasks we perform.
• We take the appropriate precautions to protect ourselves, the public, and our fellow Representatives. This includes holding each other accountable to ensure that our workplaces are free from the influence of any substances that could impair the orderly, safe and effective conduct of our business.
• We immediately report any loss of containment, accidents, injuries, unsafe equipment, practices or conditions.
• We strive to continually improve our health and safety as well as our environmental and regulatory performance. This involves consistently looking for efficiencies to reduce our environmental footprint and ways to prevent waste, emissions, spills and other releases from our operations.
Internal Controls protect us from risk and ensure efficient operations – we do not ignore controls when they appear to be inconvenient.
For more information, see the Penn West Alcohol & Drug, Health and Safety, and Environmental Policies.
PENN WEST DEFINING EXCELLENCE 5

our values & commitments
We Avoid Conflicts of Interest
Conflicts of interest include actual, potential or perceived conflicts of interest. We never let our personal interests interfere, or appear to interfere, in any way with the interests of Penn West. A personal interest is any situation that might cause someone to question whether a Representative is acting to benefit a party other than Penn West. Using our position to benefit another party is prohibited, even where Penn West is not impacted financially as the perceived conflict may jeopardize our ability to develop trusting relationships with our stakeholders.
Our operations are in local communities and we all have friends, family and close associates working in the oil and gas business. Penn West recognizes that not all conflicts can be avoided. However, conflicts must be disclosed so that they can be managed.
All actual, potential or perceived conflicts of interest must be disclosed using the “Declaration of Conflict of Interest Form” included to this document as “Schedule A”.
q Penn West is about to solicit tenders for services. I own shares of a company that has submitted a bid. Is this a conflict?
a Yes. Penn West requires disclosure. If obtaining or retaining the contract with Penn West would impact the contractors share price, Penn West would likely not permit you to be involved in the tender process or to supervise the contractor.
Directors, officers, employees, consultants, contractors and agents of Penn West are all “Representatives”
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our values & commitments
To Avoid Conflicts of Interest
• We do not take part in business transactions or have a financial or personal interest that may be in conflict with our obligations to Penn West. This includes holding a position such as director, officer, employee, contractor or consultant of any other entity whose interests may be in conflict with those of Penn West. The only exceptions are those conflicts expressly authorized by Penn West.
• We do not accept undisclosed financial or other benefits from a party bidding for or approved to work for Penn West.
• We do not accept gifts, entertainment or favours that may unfairly influence a business relationship in any way.
• We do not participate in the review of bids or proposals to work for Penn West or supervise or approve payment to vendors where we personally, a family member, or friend, may benefit from the relationship with the vendor (including as director, owner, employee, shareholder of the vendor). Passive investments in public or private entities where the Representative holds less than one per • We do not have family members or cent of the outstanding shares will not be individuals with which we have a close viewed as “competing” with Penn West. personal relationship reporting through our reporting lines. We will also not
• We require vendors and suppliers involve ourselves in any administrative to advise Penn West of the identity of process concerning such an individual. their Representatives that are close associates of Penn West directors, officers, employees or consultants so that perceived conflicts of interest can be managed.
q I am considering working in the evenings or on days off for another employer or as a consultant. Do I need to disclose this to Penn West?
a Yes. Disclosure is required under the Code and is required as a term of your employment with Penn West. Once you have authorization you must keep your other work separate from your Penn West job and never use Penn West resources for your other job.
do what’s right
PENN WEST DEFINING EXCELLENCE 7

our values & commitments
PennWest
Gifts and Entertainment Can Create Conflicts of Interest
We will not allow gifts to create the perception that our decisions are based on anything other than commercial criteria. When we accept or give gifts and entertainment, we consider the tone it sets concerning how Penn West conducts its business. Accepting gifts and entertainment can cause problems when they compromise – or appear to compromise – our ability to make fair and objective business decisions.
do what’s right
8 PENN WEST DEFINING EXCELLENCE

our values & commitments
Gifts and Entertainment
Before accepting a gift or entertainment, consider:
• We do not solicit personal gifts and invitations. In limited circumstances, Penn West receives gifts or entertainment for corporate use as part of sanctioned events.
• Invitations to conferences, social, cultural or sporting events are acceptable if your host will be present. Your attendance serves a business purpose and the event is customary within the industry for people in similar roles.
• A Representative that frequently gives/accepts gifts or invitations might create the perception that Penn West is not treating contractors or vendors fairly. Any gift or entertainment that might unfairly influence a business relationship is prohibited.
• No gifts or entertainment can be accepted from anyone that is currently bidding for work or in the process of negotiating or renewing a contract.
• Receipt of an invitation or gift reasonably expected to exceed $250 requires prior approval. Approval is obtained through the submission of a “Request for Approval of Gift and/or Entertainment Form” included in this document as “Schedule B”.
Respectfully refuse an inappropriate gift or invitation. It is important that we communicate that all vendors are treated equally and that commercial decisions will be based on commercial criteria.
q A Penn West vendor offers you a battery charger that can be used to recharge your Penn West phone. The charger has the vendor’s name and phone number stenciled on the top and is worth less than $50.
Is it an issue to accept the charger?
a Before you accept consider how another vendor might view the situation if they saw the charger on your desk. Would another vendor feel obligated to reciprocate?
If so, accepting the gift is not appropriate.
PENN WEST DEFINING EXCELLENCE 9

our values & commitments
We Act Fairly and Treat Everyone with Respect
We are committed to conducting our business with honesty, integrity, accountability and fairness. We value and respect the rights and contributions of our Representatives to our success.
In our workplace and on our worksites, we value the diversity of our employees and will provide equal opportunity in all aspects of employment. All Representatives will be provided a comfortable and welcoming workplace. We will encourage each other to speak up and report concerns. We will not tolerate harassment or discrimination. For more information, see the Penn West Respectful Workplace Policy.
We respect personal privacy. In accordance with the Penn West Privacy Policy, we only collect, use and retain records and information about Penn West Representatives, landowners, shareholders and other business associates that is necessary for us to safely administer our business effectively and efficiently. This information is only for internal use by Penn West and will not be shared or used for other purposes except as permitted or required by law. See the Penn West Privacy Policy for more information.
We promote fair and open competition. We will deal honestly and fairly with our fellow Representatives, competitors and other stakeholders. We benefit where we encourage competition between our vendors. We will not abuse the confidential information of our Representatives or competitors.
We respect and support the right of our Representatives to participate in political activities. We also understand and recognize that we must separate our personal political activities from our role with Penn West. This means:
• Representatives take care to represent their views as their own and not those of Penn West.
• Personal political activities should not be conducted on Penn West time or involve the use of any Company resources including telephones, computers or supplies.
treat everyone with respect communities competitors consultants employees landowners shareholders vendors respect others
10 PENN WEST DEFINING EXCELLENCE

our values & commitments
We Act Fairly and Treat Everyone with Respect
We respect our obligations concerning material information.
Material information is non-public information that, if disclosed, would reasonably be expected to have a significant impact on the market value of the shares of Penn West or any other publically traded company.
Where a Representative becomes aware of non-public material information, this information must be provided to a member of the Penn West Disclosure Committee.
Buying or selling securities when one is in possession of undisclosed material information is illegal. Providing undisclosed material information to anyone, including family and friends, is also illegal. This prohibition includes the undisclosed material information of Penn West or any other company with which Penn West does business.
For more information, including details of trading restrictions and blackout periods, see the Penn West Disclosure Policy.
Integrity in interactions with Public Officials. Lobbying involves contacting any government employee or elected official in order to communicate the position of Penn West in order to influence regulatory change or public policy. Only employees of Penn West who are registered as lobbyists may contact a government representative for this purpose.
We will not offer, pay or promise to provide anything of value to any public official to obtain a favorable decision or to attract or retain business. This commitment includes a prohibition against “facilitating” payments (i.e. payments to facilitate or expedite “routine governmental action”).
For guidance in interactions with public officials, contact the Penn West Public Affairs Manager.
q My friends and family often ask whether I think it is a good time to buy Penn West stock. We are continually improving our operations.
Is it an issue to offer my opinion?
a The same rules apply when you buy or sell stock yourself. You need to ensure that you do not provide the details of undisclosed material information and, if your recommendation would be impacted by non-public material information, you should decline to provide your opinion.
PENN WEST DEFINING EXCELLENCE 11

our values & commitments
Confidential Information
Corporate information is an asset that we safeguard. Confidential information includes:
• All non-public corporate information regardless of whether it might be of use to Penn West’s competitors, or might be harmful to Penn West or its customers if disclosed;
• The inventions, discoveries, software, procedures and documents created by Penn West employees and vendors where the vendor has assigned ownership to Penn West;
• The information of our partners or business associates.
To protect our asset, we:
• Do not disclose confidential information to anyone who does not need to know the information for business purposes, even if that person is a Penn West Representative;
• Protect confidential information from theft or unauthorized use or access;
• Do not speak, present or provide written statements about Penn West or its activities unless the material has been approved by Public Affairs and/or Investor Relations.
Information that you acquire about Penn West and its business interests, whether written or verbal, is confidential unless it is public knowledge. Documents don’t need to be marked “trade secret” or “confidential” to be treated confidentially.
12 PENN WEST DEFINING EXCELLENCE

our values & commitments
We Act to Protect our Assets from Fraud or other Dishonest Conduct
We have a Zero Tolerance approach to fraud and dishonest conduct. Fraud occurs when someone acts dishonestly in order to profit at our expense. Examples include inflating or invoicing for goods or services not received, theft, misusing Penn West assets, undisclosed conflicts of interest, and receipt of unauthorized payments or kickbacks.
We report any suspected fraudulent activity and fully investigate any suspected acts of fraud, misappropriation or other irregularity. Penn West will pursue all avenues of recourse available to it.
q Your manager takes your team for lunch to celebrate the success of your recent project. When the bill comes, your manager asks you to pay the bill advising that she will authorize the expense.
Is this an issue?
a Yes. The senior most leader must pay. Otherwise the effect is that the manager is approving her own expenses. Our internal controls require that the supervisor of your manager independently verify that the expense should be paid by Penn West.
PENN WEST DEFINING EXCELLENCE 13

our values & commitments
Official Spokesperson
Certain Penn West Representatives have been designated as official spokespersons of the Company. Representatives who are not spokespersons are prohibited from responding to inquiries from the investment community, the media or others unless specifically asked to do so by an authorized spokesperson.
Please see Penn West’s Disclosure Policy for more information on authorized communication.
This includes:
• Communications using electronic collaboration, such as email or instant messaging;
• Communications using social networking and media such as Facebook, LinkedIn, or Twitter;
• News media disclosure;
• Speaking engagements such as conference presentations and panel discussions.
Confidentiality obligations remain in effect following termination of employment, service agreement or appointment with Penn West.
q If you see inaccurate information concerning Penn West operations posted on social media or an online newspaper, should you comment to correct the information?
a No. Contact Public Affairs and/or Investor Relations. If a correction is required, an authorized Penn West spokesperson will correct the information or comment.
14 PENN WEST DEFINING EXCELLENCE

our values & commitments
We Use Information Technology
Resources Responsibly
Penn West IT, Electronic Equipment, Data, Software and Other Assets are for business use. Occasional personal use is permitted, but never for personal gain or any improper purposes. Information you view and share and the content of any emails or communications must be appropriate, respectful and otherwise comply with our policies. You should not expect personal privacy for communications that you send, receive or store on Penn West systems.
The Penn West IT Security and Information Management Policy addresses the use of computers and information technology equipment.
q My colleague explained that he often copies the reports he prepares at Penn West to his flash drive for his library of “precedents”.
Is this an issue?
a Yes. Personal flash drives represent a security risk to Penn West’s information technology infrastructure. In addition, reports and other documents prepared for Penn West by its Representatives are confidential information and should not be copied or used for personal use or to benefit organizations other than Penn West.
PENN WEST DEFINING EXCELLENCE 15

our values & commitments
We Ensure our Records and Reporting is Accurate
The failure to ensure that the transactions in our books and records are accurate and fairly represent the true nature of a transaction is illegal.
To ensure accurate records:
• Transactions are classified correctly. This includes the accounts, departments or accounting periods against which the transaction is recorded.
• We verify the accuracy of our accounting records at reasonable intervals. We take appropriate action with respect to any differences.
• We submit any questions and concerns regarding questionable accounting, auditing or disclosure matters or controls.
• We never destroy or alter documents or records to hide the documents or our actions.
• Penn West provides open access for its auditors, independent engineers and other advisors to its documents and records. It is illegal to fraudulently influence, coerce, manipulate or mislead an auditor who is auditing financial statements or assessing the internal controls of Penn West.
For more information, see the Penn West Authorizations for Document Execution, Delegation of Financial Authority, Records and Information Management and Disclosure Policies.
16 PENN WEST DEFINING EXCELLENCE

identify the issue
• gather the facts
assess options & impacts
• is the option legal and in compliance with professional standards / obligations?
• will anyone or the environment be at risk?
• does the option meet with our expectations / values / commitments / policies and procedures?
consult with others
• your colleagues / leader / executive team
• consider the perspective of those that may be impacted – shareholders, landowners, fellow Representatives / vendors act & consider whether lessons learned benefit others
• are others likely to face a similar situation or challenge?
• should we consider changing / adopting a policy or procedure?
• share so we continuously improve
getting the right result?
Candour and honest communication is essential – absence of these qualities is demoralizing and exposes our company and representatives to risk
We Seek Guidance and Report Unethical Behaviour
• We understand that resources are available if we are deciding on the appropriate course of action in relation to an issue. Our colleagues, leaders and the Executive team are all ready to assist.
• We report suspected non-compliance. Reporting protects Penn West and its stakeholders and allows us to continue to improve our operations. Reports directly to a leader are encouraged so that corrective measures can be implemented. If you are not comfortable reporting concerns to your leader, you are to report them to the Penn West Compliance Officer, the Executive team or through the EthicsPoint hotline. Leaders are obligated to report suspected breaches and corrective measures to the Compliance Officer.
• We respect requests for anonymity and act against any retaliatory action. Where a person raising a concern wishes to remain anonymous, we will respect this request and will maintain the anonymity of the individual unless prohibited by law. All complaints, whether or not received anonymously, are treated as confidential and access to information concerning the complaint is limited to only those that have a need to know.
• We will not allow any retaliatory action against any Representative who, in good faith, reports a possible violation or concern. Anyone who retaliates against a Representative for speaking up will be disciplined. This may include termination of employment, contract or consulting services.
achieve excellence
Penn West Ethics Hotline
1-877-309-9397 or pennwest.ethicspoint.com
PENN WEST DEFINING EXCELLENCE 17

schedule a declaration of conflict of interest form
I, , hereby declare the following actual or potential conflict of interest:
My Department: My Supervisor:
Name of company(s) and/or individual(s) involved with the actual or potential conflict of interest:
Clear description of the actual or potential conflict of interest:
This section to be completed by the Compliance Officer of Penn West or a member of the legal department (the “Approving Officer”).
As a result from discussions with the Approving Officer, the following actions are to be taken or measures are to be put in place to mitigate the actual or potential conflict of interest (if any):
Signature of Employee: Date:
Signature of Approving Officer: Date:
18 PENN WEST DEFINING EXCELLENCE

schedule b request for approval of gift and/or entertainment form
Name of Representative: Department:
Description of Gift and/or Entertainment:
Approximate value of Gift and/or Entertainment:
Business Purpose for Gift and/or Entertainment:
If the Gift/Entertainment breaches the Gifts and Entertainment provisions of the Code:
a) approval by an Officer of Penn West is required,
b) in the case of an Officer of Penn West who is not an Executive Officer, approval by an Executive Officer is required,
c) in the case of an Executive Officer, approval by the President, Chief Executive Officer or Chief Financial Officer is required, and
d) in the case of the President, the Chief Executive Officer or the Chief Operating Officer, approval by the Chair of the Governance Committee is required.
Signature of Employee: Date:
Signature of Supervisor: Date:
Signature of Approving Officer: Date:
PENN WEST DEFINING EXCELLENCE 19

Penn West Ethics Hotline
1-877-309-9397 or www.pennwest.ethicspoint.com
Penn West Petroleum Ltd.
Suite 200, Penn West Plaza, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3
Telephone: (403) 777-2500, Toll Free: 1-866-693-2707
www.pennwest.com
TSX: PWT NYSE: PWE